

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Christopher Furman
Chief Executive Officer
Vitro Biopharma, Inc.
3200 Cherry Creek Drive
Suite 720
Denver, CO 80209

Re: Vitro Biopharma, Inc.
   Amendment No. 1 to Registration Statement on Form 10
   Filed on November 4, 2022
   File No. 000-17378

Dear Christopher Furman:

   We issued comments to you on the above captioned filing on November 17, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 27, 2022.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: David J. Babiarz